

Mail Stop 4720

February 2, 2016

Via E-mail
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103
Reston, VA 20190

> **Re:** **StreetShares, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed January 13, 2016**
> **File No. 024-10498**

Dear Mr. Rockefeller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2015 letter.

General

1.   Please expand your materiality analysis to comprehensively describe the features of your offering process, including the provision of information regarding the pending loan transactions to StreetShares Notes investors, in writing. Please also disclose the material features of your offering process in the offering circular itself.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Brian S. Korn, Esq.